Exhibit 16.1

BDO	Tel: 414-272-5900 Fax: 414-272-1090 www.bdo.com	Two Plaza East 330 East Kilbourn Avenue, Suite 750 Milwaukee, WI 53202

April 2, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 30, 2020, to be filed by our former client, Telkonet, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP

Milwaukee, Wisconsin

BDO USA, LLP. a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BOO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.